PAZOO

PAZOO, INC.

December 13, 2011

Via EDGAR

Christopher Chase
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pazoo, Inc.
Amendment to Registration Statement on Form S-1
Filed December 1, 2011
File No. 333-178037

Dear Mr. Chase:

I write in response to your letter dated December 9, 2011 regarding certain deficiencies in the above-referenced filing.

As requested in your letter, today we have filed a substantive amendment to the previously filed Form S-1. For ease of review of the Form S-1/A, we have attached to this letter a copy of the Form S-1/A which highlights the changes to correct the deficiencies noted in your letter.

We look forward to working with you on any comments the Commission may have in hopes of obtaining a Notice of Effectiveness of our Form S-1.

Please feel free to e-mail me at Greg@Pazoo.com with any further communications.

Yours sincerely,

Gregory Jung

Chief Financial Officer

cc: Wolfgang Heimerl, Esq.